FORM 11-K
                    U.S SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE
     ACT OF 1934

     For the fiscal year ended September 30, 2003 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 0-23333


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Timberland Bank 401 (k) Profit Sharing Plan


B: Name of issuer of securities held pursuant to the plan and the address of its principal executive Office:

                               Timberland Bank
                              624 Simpson Avenue
                           Hoquiam, Washington 98550

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Financial Statements and Exhibits
---------------------------------

  (a)  Financial Statements

       The Timberland Bank 401(k) Profit Sharing Plan became effective as of December 4, 1970, and was restated effective October 1, 2000. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended September 30, 2003 and 2002.

  (b)  Exhibit 23 Consent of Independent Auditors




                                Signatures

          The Plan: Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                    ----------------------------------------------------------
                    Administrator, Timberland Bank 401 (k) Profit Sharing Plan


                    /s/ Dean J. Brydon
               By:  ------------------------------------
                    Dean J. Brydon                      (name)
                    ------------------------------------
                    Chief Financial Officer             (title)
                    ------------------------------------
                    Timberland Bank                     (bank)
                    ------------------------------------

Date:  March 29, 2004


                                      2

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                                                                    Timberland

                                                                          Bank

                                                                        401(k)

                                                                        Profit

                                                                       Sharing

                                                                          Plan




                                                                     Financial

                                                                        Report



                                                                  September 30

                                                                          2003

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Contents
------------------------------------------------------------------------------

Independent Auditor's Report..............................................1


Financial Statements

Statements of Net Assets Available for Benefits...........................2

Statement of Changes in Net Assets Available for Benefits.................3

Notes to Financial Statements...........................................4-6


Supplemental Schedule

Schedule of Assets Held at End of Year....................................7


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                        Independent Auditor's Report


To the Administrative Committee of the
Timberland Bank 401(k) Profit Sharing Plan
Hoquiam, Washington


We have audited the accompanying statements of net assets available for benefits of Timberland Bank 401(k) Profit Sharing Plan (Plan) as of September 30, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended September 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2003 and 2002, and the changes in net assets available for benefits for the year ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as of September 30, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to those basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Tacoma, Washington
December 18, 2003

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                                                                     Financial

                                                                    Statements

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Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2003 and 2002




                                                        2003        2002

Assets
  Investments                                       $6,500,372   $4,510,790
  Employer contributions receivable                    496,776      384,700
  Cash                                                   5,805          - -
  Accrued income                                           400        4,741

  Total assets                                       7,003,353    4,900,231


Liabilities                                                - -          - -


   Net assets available for benefits                $7,003,353   $4,900,231



See notes to financial statements.


                                      2

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Statement of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
Year Ended September 30, 2003




Additions to Net Assets
  Investment income:
    Net appreciation in fair value of investments                 $1,572,589
    Dividends                                                         98,877
  Total investment income                                          1,671,466

  Contributions:
    Employer                                                         497,386
    Participant                                                      164,725
  Total contributions                                                662,111

  Total additions                                                  2,333,577

Deductions from Net Assets
  Benefits paid to participants                                      215,102
  Administrative expenses                                             15,353
  Total deductions                                                   230,455

  Net increase                                                     2,103,122


Net Assets Available for Benefits
  Beginning of year                                                4,900,231

  End of year                                                     $7,003,353




See notes to financial statements.

                                      3

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Notes to Financial Statements
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2003 and 2002


Note 1 - Description of Plan

The following description of the Timberland Bank 401(k) Profit Sharing Plan
(Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of Timberland Bank (Company) who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the wholly owned subsidiary of Timberland Bancorp, Inc.

Contributions and Participant Investment Options

Participants of the Plan may contribute up to the maximum of pretax annual compensation as set by law. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may contribute additional amounts at the option of the Company's Board of Directors. The Company makes an annual safe harbor contribution of 3% of eligible compensation. Additional amounts are contributed at the option of the Company's Board of Directors. For the year ended September 30, 2003, the Company contributed 10% of total eligible participant compensation.

Participants must direct their salary deferral contributions and their allocated share of the safe harbor contribution and of the employer contributions, if any, into a variety of investment choices as made available and determined by the Plan Administrator, which are more fully described in the Plan's literature.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in all deferral, rollover and safe harbor contributions plus actual earnings. Vesting in the Company's discretionary contribution portion of accounts plus earnings is based on years of continuous service. Participants are fully vested after six years of credited service.
A participant's accrued benefit derived from employer contributions is also 100% non-forfeitable upon attaining age 65, or if the participant's separation from service is a result of death or disability.

Payment of Benefits

On termination of service, a participant with an accrued benefit of $5,000 or less will receive a lump-sum amount equal to the value of the vested interest in his or her account. The distribution date will be the earliest administratively feasible date determined by the Trustee. Participants with an accrued benefit in excess of $5,000 may leave the funds in the Plan or elect to receive a lump-sum distribution.


(continued)

                                      4

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Notes to Financial Statements
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2003 and 2002


Note 1 - Description of Plan (concluded)

Forfeitures

Forfeitures of participant non-vested account balances are reallocated to remaining participants, in the year the balances are forfeited, in the same manner as employer contributions. For the year ended September 30, 2003, $14,495 was reallocated to participants.


Note 2 - Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date.


Note 3 - Investments

The following presents separately investments that represent 5% or more of the Plan's net assets at September 30:

                                                          2003         2002

Timberland Bancorp common stock                        $4,799,885  $3,115,180
First American Prime Obligations Fund - Mutual Fund       708,239     766,615
First American Strategy Growth Allocation Fund -
 Mutual Fund                                                  - -     306,193
Other - Mutual Funds                                      992,248     322,802

                                                       $6,500,372  $4,510,790

(continued)

                                      5

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Notes to Financial Statements
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2003 and 2002


Note 3 - Investments (concluded)

During 2003, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Mutual funds                                                     $  157,587
Common stock                                                      1,415,002

  Net appreciation in fair value of investments                  $1,572,589

During 2003, the Plan's investments generated $98,877 in dividend earnings.


Note 4 - Plan Termination

Although they have not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


Note 5 - Tax Status/Non-Standardized Prototype Plan

Effective October 1, 1997, the Plan adopted a non-standardized form of a prototype plan sponsored by Actuarial Planning Group, Inc. The prototype plan has received an opinion letter from the Internal Revenue Service concerning its qualified status; however, adopters of a non-standardized version of the prototype plan cannot rely on this opinion letter. The Plan administrator believes the Plan is designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.


Note 6 - Administration of Plan Assets

Certain Plan investments are shares of mutual funds managed by US Bank. US Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $15,353 for the year ended September 30, 2003.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Other administrative and management fees of the Plan are paid directly by the Company.

                                      6

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                                                                  Supplemental

                                                                      Schedule

Schedule of Assets Held at End of Year
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2003


EIN:  91-0260220
Plan Number:  001


    (a) and (b)         (c)                                   (d)    (e)
    Identity of Issue,  Description of Investment Including   Cost   Current
    Borrower, Lessor,   Maturity Date, Rate of Interest,             Value
    or Similar Party    Collateral, Par or Maturity Value
                        (pv or mv)

**  US Bank             First American Strategy Aggressive
                         Allocation Fund                       *   $  215,748

**  US Bank             First American Small Cap Growth Fund   *      238,382

**  US Bank             First American Equity Index Fund       *      226,270

**  US Bank             First American Strategy Growth
                         Allocation Fund                       *      311,848

**  US Bank             First American Prime Obligations
                         Fund                                  *      708,239

** Timberland
   Bancorp, Inc.        Common Stock, $0.01 par value          *    4,799,885

                                                                   $6,500,372


      *   Historical cost not required for participant directed accounts.

      **  Represents a party-in-interest.



                                      7

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                         INDEPENDENT AUDITOR'S CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-32386 of Timberland Bancorp, Inc. on Form S-8 of our report, dated December 18, 2003, appearing in this Annual Report on Form 11-K of Timberland Bank 401(k) Profit Sharing Plan for the year ended September 30, 2003.


/s/ McGladrey & Pullen, LLP


McGladrey & Pullen, LLP
Tacoma, Washington
March 29, 2004

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